AMENDED AND RESTATED COMPANY AGREEMENT

OF

ALL I DO IS COOK LLC

(a Texas limited liability company)

Effective as of June 23, 2021

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION. NO UNITS MAY BE SOLD OR OFFERED FOR SALE (WITHIN THE MEANING OF ANY SECURITIES LAW) UNLESS A REGISTRATION STATEMENT UNDER ALL APPLICABLE SECURITIES LAWS WITH RESPECT TO THE UNITS IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO THE UNITS. THE UNITS ALSO MAY NOT BE TRANSFERRED OR ENCUMBERED UNLESS THE APPLICABLE PROVISIONS OF THE COMPANY AGREEMENT OF THE ISSUER OF THE UNITS ARE SATISFIED.

TABLE OF CONTENTS

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AMENDED AND RESTATED COMPANY AGREEMENT
OF
ALL I DO IS COOK LLC
(a Texas limited liability company)

This **AMENDED AND RESTATED COMPANY AGREEMENT** (this "***Agreement***") of **ALL I DO IS COOK LLC** (the "***Company***"), dated effective as of June 23, 2021 (the "***Effective Date***"), is hereby adopted, executed, and agreed to by and among the Persons executing this Agreement as Members (the "***Members***").

W I T N E S S E T H:

WHEREAS, the Company was formed on January 16, 2019, by the filing of a certificate of formation with, and the issuance of a certificate of formation for the Company by, the Secretary of State of the State of Texas;

WHEREAS, the initial Members of the Company executed that certain Company Agreement of the Company dated June 1, 2020 (the "***Original Company Agreement***"); and

WHEREAS, the Members now desire to amend and restate in its entirety the terms of the Original Company Agreement to establish the respective economic and other rights of the Members and the procedure for the governance of the Company from and after the Effective Date.

NOW, THEREFORE, in consideration of the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

ARTICLE I.
DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions.

Capitalized terms used in this Agreement (including the Exhibits and Schedules hereto) but not defined in the body hereof are defined in Exhibit A.

Section 1.2 Construction.

Unless the context requires otherwise: (a) pronouns in the masculine, feminine, and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation;" (c) references to ARTICLES and Sections refer to ARTICLES and Sections of this Agreement; (d) the words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole, including the Exhibits and Schedules attached hereto, and not to any particular subdivision unless expressly so limited; and (e) references to Exhibits and Schedules are to the items identified separately in writing by the parties hereto as the described Exhibits or

Schedules attached to this Agreement, each of which is hereby incorporated herein and made a part hereof for all purposes as if set forth in full herein.

ARTICLE II.
ORGANIZATION

Section 2.1 Formation.

The Company was organized as a Texas limited liability company by the filing of a Certificate of Formation (as it may be amended from time to time, the "***Certificate***") under and pursuant to the TBOC.

Section 2.2 Name.

All Company business must be conducted in the name of "**ALL I DO IS COOK LLC**" or such other name or names that comply with applicable Law as the Board may select from time to time.

Section 2.3 Purposes.

The purpose for which the Company is organized is to engage in any and all lawful business for which companies may be organized under the TBOC and which is approved by a majority of the Units held by the Members, and that is not forbidden by the TBOC or any other applicable law.

Section 2.4 Term.

The Company commenced on the date of the filing of the Certificate with the Secretary of State of Texas and shall continue in existence until terminated in accordance with the provisions of this Agreement and the TBOC.

Section 2.5 Principal Office; Other Offices; Registered Office; Registered Agent.

(a) The principal office of the Company shall be at such place as the Board may designate. The Company may have such other offices as the Board may designate.

(b) The registered office of the Company required by the TBOC to be maintained in the State of Texas shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the TBOC. The registered agent of the Company in the State of Texas shall be the initial registered agent named in the Certificate or such other Person as the Board may designate from time to time in the manner provided by the TBOC.

Section 2.6 Foreign Qualification.

The Board shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in foreign jurisdictions if that jurisdiction requires such qualification. At the request of the Board, each Member shall execute, acknowledge,

swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business; *provided*, *however*, that no Member shall be required to file any general consent to service of process or to qualify as a foreign corporation, limited liability company, partnership, or other entity in any jurisdiction in which it is not already so qualified.

Section 2.7 No State-Law Partnership.

The Members intend that the Company not be a partnership or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

Section 2.8 Title to Company Assets.

Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.

Section 2.9 Unit Certificates.

Units in the Company may be (but are not required to be) evidenced by certificates in a form approved by the Board. Any certificates evidencing the Units will bear the following legend reflecting the restrictions on the transfer of such securities contained in this Agreement:

> **"THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OR IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, QUALIFIES AS AN EXEMPT TRANSACTION UNDER THE SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.**
>
> **THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO THE TERMS OF THAT AMENDED AND RESTATED COMPANY AGREEMENT, DATED EFFECTIVE AS OF JUNE 23, 2021, BY AND AMONG THE COMPANY AND THE MEMBERS IDENTIFIED THEREIN, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER."**

ARTICLE III.
MEMBERS

<u>Section 3.1</u> Members.

The Persons listed on <u>Schedule 3.1</u> are the Members of the Company as of the Effective Date. Each of the Persons listed on <u>Schedule 3.1</u> is admitted to the Company as a Member upon such Person's execution of and delivery to the Company of this Agreement.

<u>Section 3.2</u> Units.

The membership interests of the Members in the Company shall be represented by membership units in the Company ("***Units***").

<u>Section 3.3</u> Meetings of the Members.

(a) *<u>Annual Meetings of the Members</u>*. The annual meeting of the Members shall be held on the day and time as may be designated by the Board and shall be for the purpose of electing the Managers and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Texas, such meeting shall be held on the next succeeding business day. If the election of the Managers shall not be held on the day designated herein for the annual meeting of the Members, or at any adjournment thereof, the Board shall cause the election to be held at a special meeting of the Members as soon thereafter as convenient.

(b) *<u>Special Meetings of the Members</u>*. Special meetings of the Members may be called by any Manager or the President. Special meetings of the Members shall be called by the President at the request of the holders of not less than twenty percent (20%) of all of the outstanding Units of the Company entitled to vote at the meeting for any purpose or purposes, unless otherwise prescribed by the TBOC.

(c) *<u>Place of Meeting</u>*. Meetings of the Members may be held at any place designated in the notice or waiver of notice of the meeting, either within or outside the State of Texas. If no designation is so made, meetings of the Members shall be held at the principal office of the Company.

(d) *<u>Notice of Meeting</u>*. Written or printed notice stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the President or the Secretary, or the Officer or Persons calling the meeting, to each Member entitled to vote at such meeting. Notice shall be deemed effective when provided pursuant to the provisions of <u>Section 13.1</u> below.

(e) *<u>Quorum</u>*. The holders of a majority of the Units of the Company entitled to vote, represented in person, via teleconference as permitted by <u>Section 12.2</u> or by proxy, shall constitute a quorum at a meeting of the Members. If the holders of less than a majority of the Units entitled to vote are represented at a meeting, the holders of a majority of the Units so represented may adjourn the meeting from time to time without further notice. At such reconvened meeting at

which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

(f) *Order of Business and Rules of Procedure*. At all annual and special meetings of the Members, the following order of business may be used to the extent the chairman of the meeting determines the order to be helpful:

(i) Call to order;

(ii) Election of a chairman of the meeting and appointment of a secretary of the meeting;

(iii) Presentation of proof of due calling and notice of the meeting;

(iv) Presentation and examination of proxies;

(v) Determination and announcement of presence of quorum;

(vi) Approval of or waiver of approval of prior minutes;

(vii) Reports of Officers;

(viii) Nomination of Managers;

(ix) Receipt of motions and resolutions;

(x) Discussion of election of Managers, motions and resolutions;

(xi) Vote on Managers, motions and, resolutions;

(xii) Any other unfinished business;

(xiii) Any other new business; and

(xiv) Adjournment.

(g) *Inspectors of Election*. In advance of any meeting of the Members, the Board may appoint one (1) or more inspectors of election. If an appointment of election inspectors is made and any appointed person fails to serve, the chairman of the meeting may appoint a replacement. If an inspector of election is appointed, such inspector shall: (i) determine the number of Units outstanding, the voting power of each Unit, the number of Units represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; (ii) receive votes, assents, and consents, and hear and determine all challenges and questions in any way arising in connection with a vote; (iii) count and tabulate all votes, assents, and consents, and determine and announce results; and (iv) do all other acts as may be proper to conduct elections or votes with fairness.

<u>Section 3.4</u> Voting by Members.

(a) *<u>Proxies</u>*. At all meetings of the Members, a Member who is entitled to vote may vote either in person or by proxy executed in writing by the Member. A photographic, facsimile, PDF or similar reproduction of a writing executed by a Member shall be treated as an execution in writing for this purpose. Such proxy shall be filed with the Secretary of the Company before or at the time of the meeting. No proxy will be valid after six (6) months from the date of its execution, unless coupled with an interest or as otherwise provided in the proxy, but in no event shall it exceed three (3) years. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

(b) *<u>Voting of Units</u>*. Each Member shall be entitled to one (1) vote (or fraction thereof) per Unit (or fraction thereof) owned by such Member. Except as otherwise provided in this Agreement or as otherwise required by the TBOC, with respect to matters over which the Members are entitled to vote, the vote of the Members holding a simple majority of the Units held by all Members shall control.

(c) *<u>Voting of Units by Certain Holders</u>*.

(i) Units standing in the name of another corporation or company may be voted by an officer, agent, or proxy as designated in the bylaws or regulations of such corporation or company, or in the absence of such designation, as the board of directors or managers of such corporation or company may determine.

(ii) Units held by an administrator, executor, guardian, or conservator may be voted by him, either in person or by proxy, without a transfer of such Units into such Person's name. Units standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote Units held by him without transfer of such Units into his name.

(iii) Units standing in the name of a receiver may be voted by such receiver, and Units held by or under the control of a receiver may be voted by such receiver without the transfer into such receiver's name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

(iv) Units standing in the name of the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding Units at any given time.

<u>Section 3.5</u> Liability to Third Parties.

Except as otherwise required under the TBOC, the debts, liabilities, contracts, and other obligations of the Company (whether arising in contract, tort, or otherwise) shall be solely the debts, liabilities, contracts, and other obligations of the Company, and no Member in such Member's capacity as such shall be liable personally (i) for any debts, liabilities, contracts or any other obligations of the Company, except to the extent and under the circumstances set forth in any non-waivable provision of the TBOC or in any separate written instrument signed by the applicable Member, or (ii) for any debts, liabilities, contracts, or other obligations of any other Member. No

Member shall have any responsibility to restore any negative balance in such Member's Capital Account, or to make additional contributions, or to return distributions made by the Company, except as expressly provided herein or required by any non-waivable provision of the TBOC; *provided, however*, that each Member shall be responsible for any required Capital Contributions in accordance with this Agreement. However, if any court of competent jurisdiction orders, holds or determines that, notwithstanding the provisions of this Agreement, any Member is obligated to restore any such negative balance, make any such contribution or make any such return, such obligation shall be the obligation of such Member and not of any other Person.

Section 3.6 Withdrawal; Resignation.

Except as may be approved by the Board, a Member does not have the right or power to resign, withdraw, or retire from the Company as a Member voluntarily prior to winding up of the Company, other than as the result of a Permitted Transfer of all of such Member's Units in accordance with ARTICLE IX.

Section 3.7 Authority.

No Member (other than a Member acting in its capacity as a Manager or an Officer authorized by the Board) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

Section 3.8 Other Business Interests.

Subject to the other express provisions of this Agreement and further subject to any other agreements entered into between the Company and any Member or between Members, (i) each Member of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, with no obligation to offer to the Company or any other Member the right to participate therein, and (ii) the Company may transact business with any Member or an affiliate thereof.

Section 3.9 Transactions Permitted With Members and Affiliates.

The validity of any transaction, agreement or payment involving the Company, the Members or any Affiliate thereof, otherwise permitted by the terms of this Agreement shall not be affected by reason of the relationship between any Member and such Affiliate or by reason of the approval of said transaction, agreement or payment by any Member, if in the reasonable judgment of the Board such transaction is at fair market rates.

ARTICLE IV.
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 4.1 Capital Contributions.

Each of the Members have made the contributions reflected in the books and records of the Company and have received in exchange the Units set forth opposite their name on Schedule 3.1.

Section 4.2 Additional Capital Contributions.

No Member shall be obligated to make additional capital contributions to the Company, except as otherwise provided in this Company Agreement. The Board may determine if and when additional capital will be called by the Company. Upon such determination, the Board shall notify the Members in writing (a "***Funding Notice***"), and each Member will have the option, but not the obligation, to contribute to the Company their *pro-rata* share (based on the aggregate number of Units) of the amount specified in the Funding Notice within ten (10) business days after such Funding Notice is given (such amount being the "***Additional Capital Contribution***"). The Funding Notice shall state the current value of each Unit of the Company, as determined in the Board's commercially reasonable discretion. The Company will issue to a contributing Member such number of Units equal to (x) the amount of capital contributed by such Member in response to a Funding Notice divided by (y) the current value of each Unit of the Company as determined by the Board after consultation with its outside accounting professionals.

Section 4.3 Return of Contributions.

A Member is not entitled to the return of any part of its Capital Contribution or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Section 4.4 Advances by Members.

If the Company does not have sufficient cash to pay its obligations, then, only with the approval of the Board, any or all of the Members may (but will have no obligation to) advance all or part of the needed funds to or on behalf of the Company, which advances (i) will constitute a loan from such Member to the Company, (ii) will bear interest and be subject to such other commercially reasonable terms and conditions as agreed between such Member and the Board, and (iii) will not be deemed to be a Capital Contribution by such Member to the Company.

ARTICLE V.
MANAGEMENT OF THE COMPANY

Section 5.1 Management Under Direction of the Board.

(a) *General Powers*. The powers of the Company shall be exercised by or under authority of, and the business and affairs of the Company shall be managed and controlled under the direction of a board of managers (the "***Board***," and, individually, each member of the Board is

a "***Manager***"). The Board shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein.

(b) *Authority of the Board*. Except as otherwise specifically provided in this Agreement or any requirements of the TBOC or other applicable Laws, the authority of the Board, acting in accordance with the provisions of this Agreement, to manage, control, and operate the Company shall include, without limitation, the full and exclusive right, power, authority, and discretion to:

(i) manage and control the business, affairs, and properties of the Company and make all decisions with respect thereto;

(ii) make all decisions regarding those matters and perform any and all other acts or activities customary or incident to the management of the Company's business and objectives;

(iii) make delegations of its rights, powers, and authority to the Officers of the Company;

(iv) approve the business operating plans and annual budgets of the Company and any modifications thereto;

(v) approve capital expenditures of the Company;

(vi) approve sales, transfers or assignments of assets of the Company including the sale of the Company's assets as a going concern;

(vii) authorize the Company to incur debt;

(viii) authorize any Unit split, combination of Units, reverse Unit split, reorganization, or other reclassification affecting the Company's equity securities;

(ix) approve distributions to the holders of Units; and

(x) approve of any redemption, acquisition, or repurchase of any Units (including any securities convertible into or exercisable or exchangeable for Units).

Section 5.2 Size and Election of the Board.

The Board shall initially consist of two (2) Managers. The Managers need not be residents of the State of Texas. Each Manager will be entitled to one (1) vote. The initial Managers of the Company are Oluwakolapo Smith and Bethany Oyefeso. The number of Managers may be increased or decreased (but may not be less than one (1)) by written resolution of the Members or by amendment of this Company Agreement as provided in Section 13.5. Without regard to the size of the Board, the Members shall be entitled to elect the Managers. Each Manager shall serve in

such capacity until his or her successor has been elected and qualified or until such Manager's earlier death, resignation, or removal.

Section 5.3 Meetings of the Board.

(a) *Regular Meetings of the Board*. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by determination of the Board. Notice of regular meetings shall be required; *provided, however*, that such notice may state a certain day on, and time at which, the meetings may be held each month (or other designated, recurring time period) and notice shall not thereafter be required for each subsequent meeting held in accordance with such notice. Notice shall in all cases be delivered to all Managers.

(b) *Special Meetings of the Board*. Special meetings of the Board may be called by any Manager or the President, on at least two (2) days written or electronic notice to each Manager, which notice must include appropriate dial-in information to permit each Manager to participate in such meeting by means of telephone conference. Such notice shall state the purpose or purposes of such meeting. All notices of special meetings shall be delivered to all Managers.

(c) *Place of Meetings; Order of Business*. The Board may hold its meetings and may have its office and keep the books of the Company in such place or places, within or outside the State of Texas, except as otherwise provided by Law, as the Board may from time to time determine by resolution. At the meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Board.

(d) *Quorum*. Unless otherwise required in this Agreement, a majority of votes of the Managers as prescribed by Section 5.4 shall constitute a quorum for the transaction of business at a meeting of the Board.

Section 5.4 Manner of Acting.

The act of the Board shall require a majority of the votes that the Managers are collectively entitled to cast votes as such. Each Manager shall be entitled to one (1) vote. In the event that any matter coming before the Board results in a tie vote, then in the discretion of either board member, the matter shall be put before the Members in accordance with Article III, and the Members may cast the deciding vote, whether as a result of a meeting as provided in Section 3.3 or an action without a meeting as provided in Article XII.

Section 5.5 Waiver of Notice Through Attendance.

Attendance of a Manager at any meeting of the Board (including by telephone pursuant to Section 12.2) shall constitute a waiver of notice of such meeting, except where such Manager attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened and notifies the other Managers at such meeting of such purpose.

<u>Section 5.6</u> **Compensation of Managers.**

The Managers shall not receive any compensation for serving on the Board. All the Managers shall be entitled to reimbursement for reasonable out-of-pocket expenses in attending meetings of the Board.

<u>Section 5.7</u> **Officers of the Company.**

(a) *<u>General</u>*. The officers of the Company (the "***Officers***") shall be a President, a Secretary and Assistant Secretary, each of whom shall be appointed by the Board in its sole discretion. Such other Officers and assistant officers may be appointed by the Board as the Board, in its sole discretion, deems necessary. The Board will consult with the President with respect to the appointment and termination of Officers other than the President; *provided, however,* that the Board shall be entitled in its sole discretion to appoint or terminate any such Officers. Any two or more offices may be held by the same person. The officers of the Company as of the Effective Date are:

Oluwakolapo Smith	President and Secretary
Bethany Oyefeso	Vice President

(b) *<u>Term of Office</u>*. Following appointment by the Board, each Officer shall hold office until such Officer's death, resignation, or removal, or until such Officer's successor shall have been duly elected and qualified.

(c) *<u>Removal</u>*. The Board may remove any Officer, with or without cause, at any time and in its sole discretion; *provided, however,* that such removal shall be without prejudice to the contractual rights, if any, of the Officer so removed.

(d) *<u>Compensation</u>*. The salaries of the Officers, if any, shall be fixed, from time to time, by the Board, and no Officer shall be prevented from receiving such Officer's salary by reason of the fact that such Officer is also a Manager of the Company.

(e) *<u>Resignation</u>*. Any Officer may resign at any time on not less than seven (7) days' notice, subject to any longer or shorter period set forth in any separate agreement between the Company and such Officer. Such resignation shall be in writing and take effect at the end of such seven (7) day period. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation. The Board may waive any required notice period for any Officer's resignation.

(f) *<u>Vacancies</u>*. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for the regular appointments to such office.

(g) *<u>General Authority of Officers</u>*. The Officers elected by the Board shall have such powers and duties as are specified for each of them in this <u>Section 5.7(g)</u>. Such Officers shall also have such powers and duties as from time to time may be conferred by the Board. The President may also appoint such other Officers as may be necessary or desirable for the conduct

of the business of the Company. Such other Officers shall have such powers and duties and shall hold their offices for such terms as may be provided in this Agreement or as may be prescribed by the Board or, if such Officer has been appointed by the President, as may be prescribed by the President.

(i) Chairman. Subject to the direction of the Board, the Chairman shall, in general, supervise all of the business and affairs of the Company. The Chairman shall preside, when present, at all meetings of the Members of the Company. The Chairman may sign deeds, mortgages, bonds, contracts, or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by this Agreement to some other officer or agent of the Company or shall be required by law to be otherwise signed or executed. The Chairman may sign certificates for Units of the Company, and in general shall perform all duties incident to the office of Chairman of the Company and such other duties as may be prescribed by the Board from time to time.

(ii) President. The President shall be the chief executive officer of the Company, shall have general supervision of the day-to-day affairs of the Company and general control of all its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board. The President shall preside when present at all meetings of the Members and the Board.

(iii) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or, in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more Vice Presidents may be given an additional designation of rank or function.

(iv) Secretary.

(A) The Secretary shall attend all meetings of the Members, the Board, and (as required) committees of the Board, and shall record the proceedings of such meetings in the books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board or the President. The Board may give general authority to any other officer to affix the seal of the Company and to attest the affixing thereof by his or her signature.

(B) The Secretary shall keep, or cause to be kept, at the principal executive office of the Company or the office of the Company's transfer agent or registrar, if one has been appointed, a Unit ledger, or duplicate Unit ledger, showing the names of the Members and their addresses, the number and class of Units held by each, and, with respect to certificated Units, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(v) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board, shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(vi) Treasurer. The Treasurer, if any, shall perform all duties commonly incident to the office (including, without limitation, the care and custody of the funds and securities of the Company which from time to time may come into the Treasurer's hands and the deposit of funds of the Company in such banks or trust companies as the Board and the President may authorize).

Section 5.8 Contracts, Loans, Checks, and Deposits.

(a) *Contracts*. The Board may authorize any Officer or agent to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances.

(b) *Loans*. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board. This authorization may be general or confined to specific instances.

(c) *Checks, Drafts, Etc*. All checks, drafts, or other orders for payment of monies, notes, or other evidences of indebtedness issued in the name of the Company shall be signed by such Officer or agent of the Company and in such manner as shall from time to time be determined by resolution of the Board.

Section 5.9 Securities of Other Companies.

Subject to any resolution of the Board to the contrary, the President and any Vice President of the Company shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action with respect to any securities of another issuer that may be held or owned by the Company and to make, execute, and deliver any waiver, proxy, or consent with respect to any such securities and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other corporation or company.

Section 5.10 Liability of Managers and Officers.

(a) Each Manager shall have the same duties to the Company that a director has to a Texas corporation. Each officer shall have the same duties to the Company that an officer has to a Texas corporation. Any Manager or Officer, in the performance of such Manager's or Officer's duties, shall be entitled to rely in good faith on the provisions of this Agreement and on opinions, reports or statements (including financial statements, books of account any other financial information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company and its subsidiaries) of the following other Persons or groups: (i) one or more Officers or employees of the Company or any of its subsidiaries, (ii) any legal counsel, certified public accountants or other Person employed or engaged by the Board or the Company or any of its subsidiaries, or (iii) any other Person who has been selected with reasonable care by or on behalf of such Manager, Officer or the Company or any of its subsidiaries, in each case as to matters which such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the TBOC and the laws of Texas. Notwithstanding the foregoing, the Board is not entitled to rely on any such information if the Board has knowledge concerning the matter in question that makes reliance otherwise permitted by this provision

unwarranted. The Board shall not be liable for any action taken as the Board or any failure to take any action if it performs its duties in compliance with this Agreement.

(b) Subject to Section 5.10(a), on any matter involving a conflict of interest not provided for in this Agreement, each Manager and Officer shall be guided by his or her reasonable judgment as to the best interests of the Company and its subsidiaries and shall take such actions as are determined by such Person to be necessary or appropriate to ameliorate to the extent reasonably possible such conflict of interest.

(c) Except as required by the TBOC, no individual who is a Manager or an Officer, or any combination of the foregoing, shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise solely by reason of being a Manager or an Officer.

ARTICLE VI.
INDEMNIFICATION

Section 6.1 Indemnification of the Indemnified Persons.

(a) The Company shall indemnify, to the fullest extent permitted by applicable Law, any Indemnified Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that (x) such Indemnified Person is or was serving or has agreed to serve as a Manager or Officer of the Company, (y) such Indemnified Person, while serving as a Manager or Officer of the Company, is or was serving or has agreed to serve at the request of the Company as a director, officer, employee, manager or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise, or (z) such Indemnified Person is or was serving or has agreed to serve at the request of the Company as a director, officer or manager of another company, partnership, limited liability company, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted by such person in such capacity, and who satisfies the applicable standard of conduct set forth for the indemnification of an officer or director of a Texas corporation under the applicable provisions of the TBOC:

(i) in a proceeding other than a proceeding by or in the right of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Person or on such Indemnified Person's behalf in connection with such proceeding and any appeal therefrom; or

(ii) in a proceeding by or in the right of the Company to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person or on such Indemnified Person's behalf in connection with the defense or settlement of such proceeding and any appeal therefrom.

(b) Section 6.1(a) does not require the Company to indemnify an Indemnified Person in respect of a proceeding (or part thereof) instituted by such Indemnified Person on his or

her own behalf, unless such proceeding (or part thereof) has been authorized by the Board or the indemnification requested is pursuant to Section 6.3.

Section 6.2 Advancement of Expenses.

The Company may, in the discretion of the Board, subject to available cash as determined by the Board, advance some or all expenses (including reasonable attorneys' fees) incurred by an Indemnified Person in defending any proceeding prior to the final disposition of such proceeding upon written request of such Person and delivery of an undertaking (which may be unsecured) by such Person to repay such amount if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company.

Section 6.3 Procedure for Indemnification.

Any indemnification or advance of expenses under this ARTICLE VI shall be made only against a written request therefor (together with supporting documentation) submitted by or on behalf of the Indemnified Person seeking indemnification or advance including a commitment in writing that any such advanced amounts shall be immediately repaid to the Company if it is determined that the Indemnified Person was not legally entitled to such indemnification. All expenses (including reasonable attorneys' fees) incurred by such Indemnified Person in connection with successfully establishing such Indemnified Person's right to indemnification or advancement of expenses under this ARTICLE VI, in whole or in part, shall also be indemnified by the Company.

Section 6.4 Contract Right; Non-Exclusivity; Survival.

(a) The rights to indemnification and advancement of expenses provided by this ARTICLE VI shall be deemed to be separate contract rights between the Company and each Indemnified Person who serves in any such capacity at any time while these provisions are in effect, and no repeal or modification of any of these provisions shall adversely affect any right or obligation of such Indemnified Person existing at the time of such repeal or modification with respect to any state of facts then or previously existing or any proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts.

(b) The rights to indemnification and advancement of expenses provided by this ARTICLE VI shall not be deemed exclusive of any other indemnification or advancement of expenses to which an Indemnified Person seeking indemnification or advancement of expenses may be entitled or of any other rights which an Indemnified Person may have or hereafter acquire under the TBOC or vote of the Members or the Board.

(c) The rights to indemnification and advancement of expenses provided by this ARTICLE VI to any Indemnified Person shall inure to the benefit of the heirs, executors and administrators of such Indemnified Person.

(d) The Company's obligation, if any, to indemnify any Person who was or is serving at its request as a director, officer, member, manager or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such Indemnified Person may collect as indemnification from such other

corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

Section 6.5 Insurance.

The Company may purchase and maintain insurance on behalf of any Indemnified Person, or any Indemnified Person who is or was serving at the request of the Company as a director or officer of another company, partnership, joint venture, trust or other enterprise, against any liability asserted against such Person and incurred by such Person or on such Person's behalf in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 6.1(a).

Section 6.6 Interpretation; Severability.

If this ARTICLE VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Indemnified Person of the Company as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Company, to the fullest extent permitted by any applicable portion of this ARTICLE VI that shall not have been invalidated.

ARTICLE VII.
CERTAIN AGREEMENTS OF THE COMPANY AND MEMBERS

Section 7.1 Financial Reports and Access to Information.

(a) The Company shall provide each Member, within ninety (90) days after the end of each fiscal year (or such longer period of time but not in excess of one hundred and eighty (180) days after the end of the fiscal year if approved by the Board) an unaudited balance sheet as of the end of such fiscal year, and the related unaudited income statement; *provided, however,* that upon the mandate of the Board, such financial statements shall be audited or reviewed (as determined by the Board) by a firm of certified public accountants of national or regional standing selected by the Board.

(b) At the regular meetings of the Board, the Officers of the Company shall report to the Board on, among other things, its business activities, prospects, and financial position.

Section 7.2 Maintenance of Books and Records.

The Company shall keep or cause to be kept at its principal office complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and minutes of the proceedings of the Board and any of the Members. The records shall include (i) complete and accurate information regarding the state of the business and financial condition of the Company, (ii) a copy of the Certificate and this Agreement and all amendments thereto, (iii) a current list of the names and last known business,

residence, or mailing addresses of all Members, and (iv) the Company's federal, state, and local tax returns for the Company's six (6) most recent tax years.

Section 7.3 Inspection of Books and Records.

(a) Each Member shall have the right to inspect and copy (at such Member's expense) during normal business hours any of the Company books and records.

(b) Each Member shall have the right to obtain from the Company, promptly after they are available, a copy of the Company's federal, state, and local income tax or information returns for each year.

Section 7.4 Accounts.

The Company shall establish one (1) or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Board may determine. The Company may not commingle the Company's funds with the funds of any other Person.

Section 7.5 Information.

(a) No Member shall be entitled to obtain any information relating to the Company except as expressly provided in this Agreement or to the extent required by the TBOC; and to the extent a Member is so entitled to such information, such Member shall be subject to the provisions of Section 7.5(b).

(b) Each Member agrees that all Confidential Information shall be kept confidential by such Member and shall not be disclosed by such Member in any manner whatsoever and shall be used by such Member solely for purposes related to such Member's investment in the Company; *provided, however*, that (i) any of such Confidential Information may be disclosed to such Member's Affiliates, to Persons who are (or are prospective) direct or derivative legal or beneficial owners of equity interests in such Member, and to managers, directors, officers, employees, and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) of such Member and of such Member's Affiliates (collectively, for purposes of this Section 7.5(b), "***Representatives***"), each of which Affiliates, Members, and Representatives shall be bound by the provisions of this Section 7.5(b) or substantially similar terms and shall use such information only for purposes related to the business of the Company; (ii) any disclosure of Confidential Information may be made to the extent to which the Company consents in writing; (iii) any disclosure may be made of the terms of a Member's investment in the Company pursuant to this Agreement, any agreement pursuant to which any such investment is made, and as required for the Company to comply with any such agreement or this Agreement; and (iv) Confidential Information may be disclosed by any Member or Representative to the extent that the Member or Representative has received advice from such Member's counsel that it is legally compelled to do so, *provided, however*, that prior to making such disclosure, the Member or Representative, as the case may be, uses reasonable efforts to preserve the confidentiality of the Confidential Information, including consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company's expense, in seeking a protective order to prevent the requested

disclosure, and, *provided*, *further*, that the Member or Representative, as the case may be, discloses only that portion of the Confidential Information as is, based on the advice of such Member's counsel, legally required. Each Member shall be responsible for any breach of this Section 7.5(b) by its Representatives.

(c) The obligations of a Member pursuant to this Section 7.5 will continue following the time such Person ceases to be a Member. Each Member acknowledges that disclosure of Confidential Information in violation of this Section 7.5 may cause irreparable damage to the Company and the Members for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Member agrees that the Company is entitled to seek the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security and without a requirement to prove that such party has no adequate remedy at law, to compel specific performance of all of the terms of this Section 7.5.

ARTICLE VIII.
DISTRIBUTIONS AND ALLOCATIONS

Section 8.1 Capital Accounts.

(a) The Company shall maintain a Capital Account for each Member in accordance with the requirements of Section 1.704-1(b) and this Section 8.1. The Members acknowledge and agree that the allocation provisions set forth in this ARTICLE VIII are intended to comply with Section 704(b) of the Code and the Treasury Regulations issued thereunder, including Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations, and shall be interpreted and applied in a manner consistent with such intent. In this regard, the Board shall have the power and authority to adjust the allocations made pursuant to this ARTICLE VIII as necessary or appropriate to achieve such intent.

(b) The Board shall cause to be performed all general and administrative services on behalf of the Company in order to assure that complete and accurate books and records of the Company are maintained at the Company's principal place of business showing the names, addresses and number of Units of each Member, all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Company's business and affairs, including a Capital Account for each Member.

(c) The Capital Account of each Member shall be:

(i) *increased* by: (1) the Member's Capital Contributions; (2) the amount of Net Profit allocated to the Member; (3) any items in the nature of income or gain which are specially allocated to the Member pursuant to Section 8.7; and (4) the amount of any Company liabilities assumed by such Member (or taken subject to) in respect of any property distributed to the Member by the Company; and

(ii) *decreased* by: (1) the amount of any money distributed to the Member by the Company; (2) the Gross Asset Value of any property distributed to the Member by the Company; (3) the amount of Net Loss allocated to the Member; (4) any items in the nature of deductions or losses which are specially allocated to the Member pursuant to Section 8.7, and

(5) the amount of any Member's liabilities assumed by the Company (or taken subject to) in respect of any property contributed to the Company by the Member.

(d) A Member shall have a single Capital Account reflecting all of its interest in the Company, regardless of the class of Units held and regardless of the time or manner in which the class of Units are acquired.

(e) In the event all or a portion of a Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

(f) In determining the amount of any liability for purposes of clauses (c)(i) and (c)(ii) above of this Section 8.1 there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations.

(g) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Treasury Regulations promulgated under Section 704(b) of the Code, including Section 1.704-1(b) and 1.704-2, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Member), are determined in order to comply with such Treasury Regulations, the Board may make such modification. The Board also shall make (i) any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on Company's balance sheet, as computed for book purposes, in accordance with Section 1.704-1(b)(2)(iv)(*q*) of the Treasury Regulations; *provided*, *however*, that, to the extent that any such adjustment would have a material adverse effect that is disproportionate as to any Member, such adjustment pursuant to this clause "(i)" shall require such Member's consent which shall not be unreasonably conditioned, withheld, or delayed, and (ii) any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with the requirements of Section 1.704-1(b) of the Treasury Regulations.

Section 8.2 Allocations of Net Profits and Net Losses.

The Members shall share Net Profits and Net Losses and all related items of income, gain, loss, deduction and credit for federal income tax purposes in the manner contemplated in this Section 8.2.

(a) Subject to the other provisions of this Section 8.2, and after giving effect to the allocations set forth in Section 8.7, Net Profits and Net Losses (and/or, to the extent necessary, individual items of income, gain, deduction, and/or loss) for each Allocation Year shall be allocated among the Members in a manner so as to produce Capital Account balances for the Members at the end of each Allocation Year (including the year of liquidation of the Company) such that the Capital Account balance of each Member immediately after giving effect to such allocations equals as close as possible (as of the end of such Allocation Year, after reflecting allocations of other Capital Account items for the Allocation Year, including gain or loss from the sale of Company

property) the amount determined for such Member equal to (i) the amount that would be distributed to such Member if, at the end of such Allocation Year, the Company's affairs wound up, its assets were sold for cash in amounts equal to their respective Gross Asset Values, all liabilities of the Company were satisfied in accordance with their terms (limited, with respect to any Nonrecourse Liabilities or Member Nonrecourse Debt, to the Gross Asset Values of the asset securing each such liabilities), and the remaining assets of the Company were distributed to the Members in accordance with the rights and priorities set forth in Section 11.4, less (ii) the sum of (A) such Member's share of the Minimum Gain determined pursuant to Section 1.704-2(g) of the Treasury Regulations computed immediately prior to the hypothetical liquidation described in clause "(i)," (B) such Member's share of Member Nonrecourse Debt Minimum Gain determined pursuant to Section 1.704-2(i)(5), computed immediately prior to the hypothetical liquidation described in clause "(i)," and (C) the amount, if any, that such Member is obligated to contribute to the capital of the Company computed after the hypothetical liquidation described in clause "(i)".

(b) Net Losses allocated to a Member pursuant to Section 8.2(a) shall not exceed the maximum amount of Net Losses (or items thereof) that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Allocation Year. All Net Losses in excess of the limitation set forth in this Section 8.2(b) shall be allocated to other Members to whom and in the ratio the Net Losses can be allocated in compliance with this Section 8.2(b), if any.

Section 8.3 Distributions of Cash Available for Distribution.

(a) Except as provided in Section 8.4, the Board shall determine the timing of any distribution of Cash Available for Distribution.

(b) The Company shall distribute Cash Available for Distribution to the holders of Units in proportion to the number of Units that they respectively hold.

Section 8.4 Tax Distributions.

Notwithstanding Section 8.3 (and prior to any distributions under such Section 8.3), the Company shall, subject to available cash as determined by the Board, make quarterly distributions to the Members, *pro rata* according to their relative Tax Liability Deficiencies (if any), until each such Member's Tax Liability Deficiency is equal to zero. Amounts received by a Member pursuant to this Section 8.4 shall be treated as advance distributions of, and shall, therefore, reduce amounts to which such Member is otherwise entitled to receive under Section 8.3, and shall not be subject to recovery by or repayment to the Company.

Section 8.5 Rights to Distributions.

Except as otherwise provided in this Agreement: (i) no Member shall demand or be entitled to receive a return of or interest on its Capital Contributions or Capital Account; (ii) no Member shall withdraw any portion of its Capital Contributions or receive any distributions from the Company as a return of capital on account of such Capital Contributions; and (iii) the Company shall not redeem or repurchase the Units of any Member.

Section 8.6 Loans.

No Member shall be required or permitted (except in accordance with Section 4.5) to make any loans or otherwise lend any funds to, act as a surety or endorser for, assume one or more specific obligations of, provide collateral for, or enter into other credit, guarantee, financing or refinancing arrangements with, the Company. No loans made by any Member to the Company pursuant to Section 4.5 shall have any effect on such Member's Capital Account, such loans representing a debt of the Company payable or collectible solely from the assets of the Company in accordance with the terms and conditions upon which such loans were made.

Section 8.7 Special Allocations.

The following special allocations shall be made for purposes of maintaining Capital Accounts:

(a) Notwithstanding any other provision of this ARTICLE VIII, if there is a net decrease in Minimum Gain during any Allocation Year, each Member shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) to the extent required and in the manner provided by Section 1.704-2(f) of the Treasury Regulations. This Section 8.7(a) shall be interpreted and applied in such a manner as to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations.

(b) Notwithstanding any other provision of this ARTICLE VIII except Section 8.7(a), which shall be applied first, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) to the extent required and in the manner provided by Section 1.704-2(i)(4) of the Treasury Regulations. This Section 8.7(b) shall be interpreted and applied in such a manner as to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Treasury Regulations.

(c) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, *provided*, *however*, that an allocation pursuant to this Section 8.7(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this ARTICLE VIII have been tentatively made as if this Section 8.7(c) were not in the Agreement.

(d) In the event any Member has an Adjusted Capital Account Deficit at the end of any Allocation Year, or in the event any Member would have an Adjusted Capital Account Deficit in connection with the receipt of distributions made to the Member under Section 11.4,

which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, *provided*, *however*, that an allocation pursuant to this Section 8.7(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this ARTICLE VIII have been made as if Section 8.7(c) and this Section 8.7(d) were not in the Agreement.

(e) Any Member Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Member(s) who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Treasury Regulations.

(f) Nonrecourse Deductions for any Allocation Year shall be specially allocated among the Members in proportion to their respective Units to the extent and in a manner that satisfies Section 1.704-2(b)(1) of the Treasury Regulations, and otherwise in any manner determined by the Board to satisfy such Treasury Regulations.

(g) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 732(d), 734(b) or 743(b) of the Code is required to be taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, such adjustment shall be treated as an item of gain (if the adjustment is an increase) or loss (if the adjustment is a decrease), and such gain or loss shall be specially allocated to the Members in accordance with their interests in Company as determined under Section 1.704-1(b)(3) in the event Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom a distribution in complete liquidation of such Member's interest is made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.

(h) To the extent and in a manner that reasonably reflects the purpose and intent of this Agreement, as determined by the Board, in the event of an exercise of a non-compensatory option (within the meaning and for purposes of Section 1.721-2(f) of the Treasury Regulations) to acquire Units, Net Profits and Net Losses (and then existing Capital Accounts) shall be allocated (or reallocated) in a manner that satisfies the requirements of Sections 1.704-1(b)(4)(ix) and 1.704-1(b)(2)(iv)(s) of the Treasury Regulations. Furthermore, if, in the event that a Capital Account reallocation is required under Section 1.704-1(b)(2)(iv)(s)(3) of the Treasury Regulations as a result of the exercise of a non-compensatory option, the Company shall make corrective allocations pursuant to Section 1.704-1(b)(4)(x) of the Treasury Regulations.

Section 8.8 Withholding.

All amounts withheld or required to be withheld pursuant to the Code or any provision of any state, local or foreign tax Law with respect to any payment, distribution or allocation to Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax Law as amounts payable by or in respect of any Member or any Person owning an interest, directly or indirectly, in such Member shall be treated as amounts actually distributed to the Member with

respect to which such amount was withheld pursuant to this ARTICLE VIII for all purposes under this Agreement. The Board is authorized to take appropriate actions to comply with any withholding requirements of applicable law, including withholding from distributions, or with respect to allocations, to Members, and paying over to any federal, state, local or foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

Section 8.9 Other Allocation Rules.

(a) If there is a transfer of any Member's Units during any Allocation Year, Net Profits, Net Losses, each item thereof, and all other items attributable to such Units for such Allocation Year shall be divided and allocated between the transferor and transferee by taking into account their varying interests in the Company during such Allocation Year in accordance with Section 706(d) of the Code, using the closing-of-the-books method to the full extent permitted by applicable law, unless the Board elects to use another method permitted by applicable law.

(b) Except as otherwise provided herein or required by applicable law, no Member shall have any obligation to restore any deficit balance in the Member's Capital Account at any time.

(c) Each Member hereby acknowledges awareness of the tax consequences of the allocations made by this ARTICLE VIII and elsewhere in this Agreement and agrees to be bound by such provisions in reporting their shares of Company income, gains, deductions, and losses for income tax purposes, except to the extent otherwise required by applicable law.

(d) Solely for purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of Company within the meaning of Section 1.752-3(a)(3) of the Treasury Regulations, the Members' interests in Net Profits shall be in proportion to their respective Units.

(e) To the extent permitted by Sections 1.704-2(h)(3) or 1.704-2(i)(6) of the Treasury Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt, but only to the extent that such distributions would not cause or increase an Adjusted Capital Account Deficit for any Member.

(f) For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder.

(g) In the event that the Partnership Representative makes the election contemplated in Section 10.10, Net Profits, Net Losses (and/or to the extent necessary, individual items of income, gain, loss and/or deduction) shall be allocated in a manner that satisfies the requirements for such election, including any forfeiture allocations required by proposed Section 1.704-1(b)(4)(xii)(b)(l) of the Treasury Regulations and the revenue procedure contemplated by IRS Notice 2005-43 (or the corresponding provisions of any final Treasury Regulations and associated guidance by the United States Treasury Department and the Internal Revenue Service

regarding the tax consequences associated with the issuance or transfer of interests in the Company in exchange for the performance of services).

(h) In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, when the Gross Asset Value of Company property differs from its basis for federal or other income tax purposes, solely for purposes of the relevant tax and not for purposes of computing Capital Account balances, Net Profit and Net Loss and items thereof in respect of such property shall be allocated among the Members, so as to take account of such difference between the Gross Asset Value and the tax basis of the property, under the traditional method with curative allocations under Section 1.704-3(c) of the Treasury Regulations, unless the Board elects to use another allocation method permitted under Section 1.704-3 of the Treasury Regulations. Except as provided above, all items of Company income, gain, loss, deduction, and credit, as determined for federal income tax purposes, shall be divided among the Members, to the maximum extent possible, in the same manner in which they share the corresponding items determined for purposes of maintaining Capital Accounts. Allocations pursuant to this Section 8.9(h) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provisions of this Agreement.

ARTICLE IX.
TRANSFER OF UNITS

Section 9.1 Restrictions on Transfer of Units.

(a) Except as expressly provided in this Agreement, a Member may not Transfer all or any portion of any of such Member's Units, or any interest therein without the prior written consent of the Board, which consent may be withheld for any reason. The Company shall not register any Transfer of Units or any direct or indirect interest therein, and any such Transfer or registration of Transfer shall be null and void, without the prior written consent of the Board.

(b) Transfers of Units otherwise permitted or required by this Agreement may only be made in compliance with federal and state securities laws, including the Securities Act and the rules and regulations thereunder, and the TBOC.

(c) For so long as the Company is a partnership for U.S. federal income tax purposes, in no event may any Transfer of any Units by any Member be made if such Transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code or if such Transfer would otherwise result in the Company being treated as a "publicly traded partnership," as such term is defined in Section 7704(b) of the Code and the regulations promulgated thereunder.

(d) Transfers of Units may only be made in strict compliance with all applicable terms of this Agreement, and any purported Transfer of Units that does not so comply with all applicable provisions of this Agreement shall be null and void and of no force or effect, and the Company shall not recognize or be bound by any such purported Transfer and shall not effect any such purported Transfer on the transfer books of the Company or Capital Accounts of the

Members. The Members agree that the restrictions contained in this ARTICLE IX are fair and reasonable and in the best interests of the Company and the Members.

Section 9.2 Permitted Transfers.

The restrictions contained in Section 9.1(a) shall not apply with respect to any Transfer of Units or any part thereof by any Member to any of the following (each, a "***Permitted Transferee***"):

(a) the Company or any other Member;

(b) any Affiliate;

(c) a trust or the trustee or trustees of a trust directly or indirectly for the benefit of such Member and/or such Member's spouse or descendants; or

(d) to such Member's executors, administrator, testamentary trustee, legatees, or beneficiaries upon such Member's death.

In the event that a Permitted Transfer results in more than one Permitted Transferee holding a Member's Units, the Company shall designate one (1) Person as the authorized representative of such Permitted Transferees, which authorized representative shall have full power and authority to take all action, receive all notices and make all decisions for and on behalf of all such parties for all purposes under this Agreement. The Company shall have the right to rely on any such action or decision taken or made by such authorized representative as fully and to the same extent as if such action or decision had been taken by all of the Members of the Units represented by such authorized representative.

Section 9.3 Null and Void Transfers.

Any attempted Transfer by a Member of any portion of its Units in contravention of this ARTICLE IX shall, as between the Company on the one hand and the assignor/vendor and assignee/vendee on the other hand, be null and void *ab initio*.

Section 9.4 Additional Members; Substituted Members; Creation of Additional Units.

(a) Additional Members (including Members who purchase new Units issued by the Company following approval of the Board) ("***Additional Members***") shall be admitted to the Company (i) upon approval of the Board and (ii) as a result of their purchase or other acquisition of Units from existing Members in a manner permitted by ARTICLE IX ("***Substituted Members***") and the agreement of the Board to allow such persons to become Substituted Members. The Board may also authorize and/or issue additional Units, based upon such valuation as shall be approved by the Board.

(b) A Transferee who has been admitted as a Substituted Member or a purchaser of newly issued Units from the Company who has been admitted as an Additional Member shall have all the rights and powers and be subject to all the restrictions and liabilities under this Agreement relating to a Member holding Units. Unless admitted as a Substituted Member or an

Additional Member, no such Transferee (whether by a voluntary transfer, by operation of law or otherwise) or purchaser shall have the rights of a Member under this Agreement.

(c) Upon the admission of an Additional Member or Substituted Member, (i) the Company shall amend Schedule 3.1, as applicable, to reflect the name and address of, and number and class of Units held by, such Additional Member or Substituted Member and to eliminate or adjust, if necessary, the name, address, and interest of the predecessor of such Substituted Member (such revisions to be presented to the Board no later than at the next regular meeting of the Board) and (ii) to the extent of the Transfer to such Substituted Member, the Transferor shall be relieved of its obligations under this Agreement.

Section 9.5 Binding Effect of Agreement on Transferee.

If a Member desires to Transfer all or any of such Member's Units, and such transfer is (i) to a Permitted Transferee pursuant to Section 9.2, or (ii) approved in writing by the Board pursuant to Section 9.1, or (iii) otherwise in compliance with this ARTICLE IX (each of (i) and (ii), a "***Permitted Transfer***"), then the transferring Member shall arrange for such Member's Transferee to be bound by this Agreement, as it may then be amended, by having such Transferee execute two (2) counterparts of an instrument of assignment, in a form satisfactory to the Board, which binds the Transferee by the terms of this Agreement, and by delivering the same to the Company, along with such other documents or instruments as may be required in the Company's reasonable judgment to effect the admission. In addition, upon request of the Board, appropriate amendments to this Agreement shall be executed by all of the Members to reflect the Transfer. The proposed Transferee shall be required to pay any and all reasonable filing and recording fees, legal fees, accounting fees and other charges and fees incurred by the Company and its counsel as a result of any such Transfer. Each permitted assignment or transfer shall be effective as of the first day of the calendar month during which the Company actually receives the aforesaid instrument of assignment executed by both the Transferor and Transferee. If and when the requirements of this ARTICLE IX are satisfied, the transferee shall become a Substituted Member.

Section 9.6 Allocations between Transferor and Transferee.

In the case of any Transfer of Units in accordance with the terms of this Agreement, the Transferee will succeed to the Capital Account of the Transferor with respect to the Transferred Units. The Net Profit and Net Loss allocable in respect of the Transferred Units will be prorated between the Transferor and the Transferee on the basis of the number of days in the fiscal year that each was the holder of those Units without regard to the performance of the Company's assets during the period before and after the effective date of the Transfer, unless the Transferor and the Transferee agree to an allocation based on the performance of the Company's assets as of the effective date of the Transfer (or any other method permissible under the Code) and agree to reimburse the Company for the cost of making and reporting any such allocation.

Section 9.7 Bankruptcy of a Member.

If any Member becomes a Bankrupt Member, the Company shall have the option, exercisable by notice from the Company to the estate of such Bankrupt Member at any time within the ninety (90) days following the date upon which the Company obtains actual notice that such

Member became a Bankrupt Member, to purchase the Units of the Bankrupt Member. The purchase price and payment terms shall be as set forth in Section 9.10. Any Member that becomes a Bankrupt Member shall give the Company prompt written notice thereof.

Section 9.8 Involuntary Taking.

If any Member becomes subject to an Involuntary Taking, the Company shall have the option, exercisable by notice from the Company to the affected Member at any time within the ninety (90) days following the date upon which the Company obtains actual notice of such Involuntary Taking, to purchase the Units of the affected Member as held by the improper transferee. The purchase price and payment terms shall be as set forth in Section 9.10. Each Member agrees to provide written notice to the Company within five (5) days of such Member becoming subject to an Involuntary Taking.

Section 9.9 Divorce or Death of Spouse.

(a) Each Member that is a natural person agrees to provide written notice to the Company of the filing of a petition for divorce by or against such Member (such Member being the "***Affected Member***") within twenty (20) days following service of such petition on the non-filing spouse and agrees further to provide written notice to the Company promptly following the entry of the final divorce decree relating to such divorce proceeding.

(b) If upon any Affected Member's marriage being dissolved by divorce or annulment, or upon the death of any Affected Member's spouse, such Affected Member's spouse or such spouse's estate is entitled to any part or portion of the Units held in the name of the Affected Member, the Affected Member shall have the option, exercisable by notice from the Affected Member to the Company and the Affected Member's spouse or estate, as applicable, at any time within the ninety (90) days following the date of divorce or the Affected Member's spouse's death, to purchase the Units of the Affected Member as held by the divorced spouse or Affected Member spouse's estate, as applicable. The purchase price and payment terms shall be as set forth in Section 9.10.

(c) If within the time period stated in Section 9.9(b), the Affected Member has not exercised such Affected Member's option and has not closed on the purchase of the Units held by such Affected Member's divorced or deceased spouse, such Affected Member's spouse or estate, as applicable, shall have the option to retain the Units held by such Affected Member's spouse as a result of divorce, annulment or death, *provided, however*, that the transferee of such Units shall be an assignee of such Units but shall not be a Member and shall not have any voting rights, rights to participate in the management or affairs of the Company, or any other rights of a Member other than economic rights with respect to such Units.

(d) In the event of the death of a Member who is the spouse of another Member and the survivor is the intended recipient of the Units of the deceased spouse by virtue of community property laws, or any agreement or order of any court, through testamentary disposition or operation of law, the options provided for in this Section 9.9 shall not be effective and such disposition shall constitute a Permitted Transfer.

(e) By execution of the spousal agreement attached to this Agreement as Exhibit B, except as expressly provided otherwise below, the spouse of each Member (herein referred to as the "***Spouse***") hereby agrees that any interest in the Units as to which such Spouse may have any claim, ownership or right, whether by virtue of any community property laws, any agreement or order of any court, shall be and are subject to all of the provisions of this Agreement. Each Spouse further specifically designates his or her Member spouse as manager of any and all interest in the Units which constitutes the community or separate property of such Spouse and such Member and agrees that such Member shall have the sole right to exercise the rights, powers and privileges granted under this Agreement relating to such Units until such Member's death or the dissolution of the marriage of such Spouse and such Member. The mere fact that a Spouse has executed this Agreement shall not confer upon such Spouse any ownership rights in any Units.

Section 9.10 Purchase Price and Payment.

For purposes of the purchase of Units held by a Member or Affected Member's Spouse or Affected Member's Spouse's estate (the "***Affected Party***") pursuant to Section 9.7, Section 9.8, or Section 9.9, the price for the purchase of the Affected Party's Units shall be equal to the fair market value thereof, as determined by agreement of such Affected Party and the Affected Member or the Board, acting on behalf of the Company, as applicable (the "***Purchaser***"); *provided, however,* that if the Purchaser and the Affected Party are unable to agree upon such price within thirty (30) days after the Purchaser shall notify the Affected Party of the Purchaser's election to purchase such Units, such fair market value shall be set by the Board of the Company in the exercise of its reasonable discretion. The Purchaser may pay the Affected Party the entire purchase price in cash on the date of the closing or, at the option of the Purchaser may otherwise pay the Affected Party twenty percent (20%) of the purchase price on the date of the closing of such purchase, which closing shall occur within thirty (30) days after the determination of the purchase price. The obligation of the Purchaser to pay the balance of the purchase price shall be evidenced by a promissory note, bearing interest at the Applicable Federal Rate (as defined in the Code), and requiring three annual payments of principal and accrued interest on each of the three (3) consecutive anniversaries of the closing. The Purchaser may prepay the principal of, and interest on, any such note without penalty or premium.

Section 9.11 Member Purchase and Overallotment.

(a) *Member Right*. In the event that the Company does not timely elect to exercise its rights to purchase Units under Section 9.7, or Section 9.8, during the thirty (30) day period following the expiration of any of such rights, each of the Members, other than the affected Member or such Member's estate, as applicable (the "***Seller***"), shall have the right to purchase that proportion of such Units that the Company elected not to purchase based upon the relative Pro Rata Shares of each such Member, exercisable by giving written notice thereof to the Company and the Seller. The terms of such purchase shall be at the price and on the other terms as are provided for in Section 9.10 except that other than with respect to the setting of the purchase price (which shall be continue to be set by the Board if there is no agreement of the parties with respect thereto), such Members shall take on the role of the Company for purposes of the application of such Section 9.10 to this Section 9.11. The Company shall determine such proportion for each such Member and give notice thereof to the Seller and each such Member giving such exercise notice

(each a "***Participating Purchaser***"). The Seller shall sell such Units to the Participating Purchasers as provided in Section 9.10.

(b) *Overallotment*. In the event that not all of the Members described in Section 9.11(a) elect to become Participating Purchasers within the thirty (30) day time period set forth in the foregoing Section 9.11(a), then Company shall promptly give written notice to each of the Participating Purchasers, which shall set forth the number of Units as to which the other Members failed to timely exercise their option to purchase under the foregoing Section 9.11(a). Each Participating Purchaser shall thereupon have the right to purchase from the Seller such Units in proportion to their respective Pro Rata Share. The Participating Purchasers shall have five (5) days after receipt of such notice from the Company to deliver a written notice to the Company exercising such right. In the event of any such exercise, the Company shall give notice thereof to the Seller. In addition to the Units that the Seller is obligated to sell to the Participating Purchasers under Section 9.11(a), the Seller shall sell such additional Units to the Participating Purchasers exercising such right, again on the same terms and conditions that applied to the sale of Seller's Units to the Participating Purchasers pursuant to Section 9.11(a).

Section 9.12 Prohibited Transferees.

(a) Any Transfer not made in compliance with the requirements of this ARTICLE IX shall be null and void *ab initio*, shall not be recorded on the books of the Company and shall not be recognized by the Company. Each Member hereby acknowledges and agrees that any breach of this ARTICLE IX would result in substantial harm to the Company and the other Members for which monetary damages alone could not adequately compensate. Therefore, the Members unconditionally and irrevocably agree that the Company and any non-breaching Member shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Units not made in strict compliance with this ARTICLE IX).

(b) Notwithstanding anything contained herein to the contrary, no Member shall Transfer any Units to any entity, which, in the determination of the Board, directly or indirectly competes with the Company or competes with any company in which the Company is an investor.

Section 9.13 Termination of Employee Who is a Member.

(a) In the event that any employee who is also a Member shall be terminated in his or her employment with the Company for any reason whatsoever (such Member being referred to as the "**Terminated Employee Member**"), the Company shall have the right, but shall not be required in accordance with the provisions of this Section 9.13 to purchase all or a portion of the Units held by the Terminated Employee Member, all at the purchase price as determined in Section 9.10 with payment therefor upon the terms and conditions set forth therein, and the Terminated Employee Member (or the then current holder of the Units if such Units have been transferred in accordance herewith) shall be obligated and bound to sell the Units to the Company upon said terms; *provided*, *however*, that if Terminated Employee Member's employment with the Company is terminated before the second (2nd) anniversary of the commencement of such employment, the purchase price for the Terminated Employee Member's Units shall be Ten Dollars ($10).

(b) In the event the Company does not elect to purchase all of the Units held by the Terminated Employee Member, the other Members of the Company (the "***Remaining Members***") shall have the right and option to purchase on a pro rata basis, based upon each Remaining Member's respective ownership in the Company compared to the other Remaining Members, or as such Remaining Members may otherwise agree among themselves, all or any portion of the Units owned by the Terminated Employee Member that is not purchased by the Company, such sale to be at the same purchase price and upon the same conditions described in Section 9.13(a). If less than all of the Terminated Employee Member's Units are purchased by the Company or the Remaining Members pursuant to this Section 9.13, then the portion of such Units that are not purchased may be retained by the Terminated Employee Member and shall continue to be bound by all of the terms and provisions hereof.

(c) Notwithstanding the foregoing, the provisions of paragraphs (a) and (b) above shall not be applicable to Oluwakolapo Smith, and the Company shall have no right to purchase any Units held by such individual pursuant to this Section 9.13 even if he shall become a Terminated Employee Member.

ARTICLE X.
TAXES

Section 10.1 Tax Returns.

The Company shall prepare and timely file all U.S. federal, state and local, and foreign tax returns required to be filed by the Company. Unless otherwise agreed by the Board, any income tax return of the Company shall be prepared by an independent public accounting firm of recognized national or regional standing selected by the Board. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver to each Member as soon as practicable after the end of the applicable fiscal year, but in no event more than ninety (90) days after such fiscal year end, an IRS Schedule 1065 (K-1) together with such additional information as may be required by the Members in order to file such Member's tax returns with respect to the Company's operations. The Company shall bear the costs of the preparation and filing of its tax returns.

Section 10.2 Tax Partnership.

It is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Unless otherwise approved in accordance with the terms of this Agreement, neither the Company nor any Member shall make an election for the partnership to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3.

Section 10.3 Tax Elections.

The Company shall make the following elections on the appropriate forms or tax returns:

(a) to adopt the calendar year as the Company's fiscal year, if permitted under the Code;

(b) to adopt an appropriate method of accounting determined by the Board after consultation with Company tax and accounting professionals and to keep the Company's books and records on such method of accounting;

(c) to elect to expense the allowable amount of organizational expenses of the Company as permitted by Code Section 709(b); and

(d) any other election the Board may deem appropriate and in the best interests of the Members.

Section 10.4 Partnership Representative.

One Member shall be designated as the "partnership representative" of the Company under Section 6223(a) of the Code and analogous provisions of state law (the "***Partnership Representative***"). The Board shall have the authority to designate, remove, and replace the Partnership Representative and designate its successor. In the event of a vacancy in the position of Partnership Representative at any time when an action by the Partnership Representative contemplated under this ARTICLE X is required, the Member that has the largest Ownership Percentage and has a substantial presence in the United States shall constitute the Partnership Representative for purposes of such action.

Section 10.5 Partnership Representative Authorizations.

To the extent provided by subchapter C of Chapter 63 of the Code, the Partnership Representative shall have general authority to act with respect to tax matters affecting the Company (except as limited herein) and shall represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities including any resulting administrative or judicial proceedings.

(a) The Partnership Representative shall not, without the consent of Members holding a majority of Units held by all Members, do any of the following: (i) settle or compromise (including agreeing to any adjustments with respect to) any tax audit or examination or any administrative or judicial proceeding in respect of taxes; (ii) seek or refrain from seeking judicial review of any determinations made pursuant to tax audits or examinations or other administrative proceedings; (iii) file a request for an administrative adjustment; (iv) enter into an agreement with the Internal Revenue Service to extend or waive the period for assessing any tax that is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item; and/or (v) take any other action with respect to tax matters to the extent that a Member has informed the Partnership Representative that taking such action could reasonably be expected to have a material adverse impact on the tax liabilities of, or distributions to, such Member (or any Person whose tax liability is determined by reference to the income of such Member).

(b) Unless otherwise determined by Board, the Partnership Representative shall: (i) if the Company qualifies to make an election under Section 6221(b) of the Code with respect to any taxable year, make such election and otherwise satisfy the requirements of Section

6221(b) of the Code, and (ii) if the Company qualifies to make the election under Section 6226 of the Code with respect to any imputed underpayment, make such election and otherwise satisfy the requirements of Section 6226 of the Code with respect to such election.

(c) Each Member and former Member will reasonably cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably required by the Partnership Representative for purposes of effectuating the actions and matters contemplated in this Section 10.5 and otherwise administering an audit or examination under Sections 6221 through 6241 of the Code and associated guidance, including providing the Partnership Representative with supporting information under Section 6225(c) of the Code.

Section 10.6 Indemnification.

(a) To the maximum extent permitted by applicable law and without limiting ARTICLE VI, the Company shall pay and advance all expenses (including legal and accounting fees) incurred by the Partnership Representative (or indemnify and reimburse the Partnership Representative for all expenses, including legal and accounting fees, paid or incurred by the Partnership Representative) pursuant to this ARTICLE X in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or Members as long as the Partnership Representative has determined in good faith that the Partnership Representative's course of conduct was in, or not opposed to, the best interest of the Company. Subject to Section 10.5, the taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent provided herein or required by law, is a matter in the sole discretion of the Partnership Representative.

(b) Each Member and former Member shall indemnify and hold harmless the Company and each other Member and former Member from and against any liability or obligation (i) with respect to such Member's share of any tax deficiency (for the avoidance of doubt, including any applicable interest and penalties) paid or payable by the Company pursuant to Sections 6221 through 6241 of the Code and associated guidance that is attributable to such Member's ownership interest in the Company for the year under audit/review (*i.e.*, the "reviewed year" under Section 6225(d) of the Code) as determined by the Partnership Representative taking into consideration all relevant facts, or (ii) with respect to any tax deficiency (for the avoidance of doubt, including any applicable interest and penalties) for which such Member is responsible pursuant to any elections under Section 6221(b) of the Code and/or Section 6226 of the Code, as applicable; *provided*, *however*, that no Member shall directly or indirectly bear through its economic interest in the Company the financial or economic burden of any tax deficiency (for the avoidance of doubt, including any applicable interest and penalties) paid or payable by the Company in an amount in excess of the portion of such tax deficiency attributable to such Member for the year under audit/review (*i.e.*, the "reviewed year" under Section 6225(d) of the Code) in accordance with such Member's Ownership Percentage for such year. The obligations of each Member set forth in this Section 10.6(b) shall survive such Member's ceasing to be a Member and/or the termination, liquidation and winding up of the Company.

Section 10.7 Information Required to Be Furnished.

To the extent and in the manner required by applicable laws, the Partnership Representative shall furnish the name, address, Ownership Percentage, and taxpayer identification number of each Member to the Internal Revenue Service and other governmental authorities.

Section 10.8 Notice of Proceedings, Etc.

The Partnership Representative shall use its reasonable efforts to keep each Member (and each former Member in cases where the proceedings, agreement, or extension described in this Section relates to a tax period in which such former Member was a Member of the Company), informed of any administrative and judicial proceedings for the adjustment at the Company level of any item required to be taken into account by a Member for income tax purposes (or for which such Member has potential indemnification obligations pursuant to Section 10.6(b)) or any extension of the period of limitations for making assessments of any tax against a Member with respect to any Company item, or of any agreement with the Internal Revenue Service that would result in any material change either in income, gains, losses and deductions as previously reported.

Section 10.9 Notice to Partnership Representative.

Any Member or former Member that receives a notice of an administrative proceeding under the Code relating to the Company shall promptly provide notice to the Partnership Representative of the treatment of any Company item on such Member's federal income tax return that is or may be inconsistent with the treatment of that item on the Company's tax/information return. Any Member or former Member that enters into a settlement agreement with the Internal Revenue Service or any other government authority with respect to any Company item shall provide notice to the Partnership Representative of such agreement and its terms within sixty (60) days after the date of such agreement.

Section 10.10Membership Rights Issued in Exchange for the Performance of Services.

Following the promulgation, if any, of final Treasury Regulations and associated guidance by the Treasury Department and IRS regarding the tax consequences associated with the issuance or transfer of Units in exchange for the performance of services, the Partnership Representative shall, with the consent of all of the Members, make the election contemplated by proposed Section 1.83-3(l) of the Treasury Regulations and the revenue procedure contemplated by the Internal Revenue Service Notice 2005-43 (or the corresponding provisions of any such final Treasury Regulations or associated guidance) in connection with the issuance or transfer by Company of any Units in exchange for the performance of services. Company and each Member (including the Member obtaining Units in exchange for the performance of services) shall comply with all requirements associated with any such election while the election remains effective.

ARTICLE XI. WINDING UP AND TERMINATION

Section 11.1 Winding Up and Termination.

(a) Subject to Section 11.1(b), the Company shall be liquidated and its affairs shall be wound up on the first to occur of the following events (each, a "***Liquidation Event***") and no other event shall cause the Company's winding up and termination:

(i) the consent of the Members owning at least 2/3rds of the Units;

(ii) at any time when there are no Members;

(iii) entry of a decree of judicial winding up and termination of the Company under Section 11.301 of the TBOC;

(iv) upon the occurrence of any Deemed Liquidation Event that does not constitute a Partial Liquidation Event; or

(v) upon payment of all remaining consideration payable to the Company or the Members in a Partial Liquidation Event; *provided*, *however*, that the event described in Section 11.1(a)(ii) shall not constitute a Liquidation Event if the requirements of Section 11.056 of the TBOC for the avoidance of winding up and termination are satisfied, whereupon the Company shall not be wound up and terminated, and the business of the Company shall be continued.

(b) Except as otherwise provided in this Section 11.1, to the maximum extent permitted by the TBOC, the bankruptcy or winding up and termination of a Member or the commencement or consummation of separation proceedings shall not constitute a Liquidation Event and, notwithstanding the occurrence of any such event or circumstance, the business of the Company shall be continued without being wound up and terminated.

Section 11.2 Winding Up.

Upon the occurrence of a Liquidation Event and except as otherwise provided in the TBOC, the Board shall wind up the Company's affairs. The Board shall continue to function, for the purpose of winding up, in accordance with the procedures set by the TBOC, the Certificate, and this Agreement, shall be held to no greater standard of conduct than that described by the TBOC and shall be subject to no greater liabilities than would apply in the absence of a Liquidation Event. The Company may sue and be sued in its name and process may issue by and against the Company in the same manner as if a Liquidation Event had not occurred in accordance with the TBOC. An action brought by or against the Company before the occurrence of a Liquidation Event does not abate because of the Liquidation Event.

Section 11.3 Liquidation; Allocations upon Liquidation.

Upon the occurrence of a Liquidation Event, the Board shall serve as the liquidator or (in its discretion) may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidator shall proceed diligently to wind up the affairs of the Company and make final

distributions as provided herein and in the TBOC. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The liquidator shall:

(a) as promptly as possible after the occurrence of a Liquidation Event and again after final liquidation, cause a proper accounting to be made by a recognized firm of independent certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the Liquidation Event occurs or the final liquidation is completed, as applicable;

(b) sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated among the Members in the manner prescribed in Section 8.2; *provided, however*, that any sale of Company property to a Member must be approved by holders of a majority of the outstanding Units, not including the purchasing Member; and

(c) with respect to all Company property that has not been sold, determine the fair market value of that property and adjust the Capital Accounts of the Members to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not previously been reflected in the Capital Accounts would be allocated in accordance with the Section 8.2 among the Members as if there were a taxable disposition of that property in connection with liquidation of the Company for the fair market value of that property immediately before the property's distribution.

Section 11.4 Distribution of Assets upon Liquidation.

The liquidator shall cause the assets of the Company to be distributed in the following order of priority:

(a) to creditors, including Members who or which are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company; and

(b) any remaining assets, to the Members as provided in Section 11.5.

Section 11.5 Distribution of Liquidation Proceeds.

Promptly after making the distributions contemplated by Section 11.4(a) and Section 11.4(b), the liquidator shall cause the remaining assets of the Company to be distributed to the Members as follows:

(a) First, *pari passu* to the Members until each Member has received distributions in an aggregate amount equal to the tax distributions required to be paid to such Member pursuant to Section 8.4; and

(b) Thereafter, *pari passu* to the Members, *pro rata*, in accordance with their respective Units.

Section 11.6 Deficit Capital Accounts; Tax Adjustments.

No Member shall be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in the Member's Capital Accounts.

Section 11.7 Certificate of Termination.

On completion of the distribution of Company assets as provided herein, the Board (or such other Person or Persons as the TBOC may require or permit) shall file a Certificate of Termination with the Secretary of State of Texas, cancel any other filings made pursuant to Section 2.6, and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the Certificate of Termination, the existence of the Company shall cease, except as may be otherwise provided by the TBOC or other applicable Law.

Section 11.8 Return of Contribution Nonrecourse to Other Members.

Except as provided by Law, upon the winding up and termination of the Company, each Member will look solely to the assets of the Company for the return of the Member's Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of any Members, such Member will have no recourse against any other Member.

ARTICLE XII.
ACTION WITHOUT A MEETING

Section 12.1 Written Consent.

Any action required or permitted to be taken at a meeting of the Members, the Board, or any committee may be taken without a meeting if a written consent setting forth the action so taken is signed by the number of Members, Managers, or committee members, as the case may be, which is otherwise required to take such action at a meeting, and such action shall have the same force and effect as if it were approved at a meeting thereof, duly and regularly called; *provided, however,* that the Company shall provide written notice to all Members, Managers or committee members not executing such written consent, as the case may be, as soon as reasonably possible after the execution of any written consent pursuant to this Section 12.1; but failure to so notify shall in no way negate or void the action taken by written consent.

Section 12.2 Conference Telephone.

The Members, the Board, or members of any committee may participate in and hold a meeting thereof by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation in this manner at a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Minutes of any meeting involving participation by conference telephone or similar communications equipment shall be prepared and kept in the same manner as minutes of any other meetings.

ARTICLE XIII.
GENERAL PROVISIONS

Section 13.1 **Notices.**

Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered or mailed by certified mail, return receipt requested, or nationally recognized overnight delivery service with proof of receipt maintained, at the following addresses (or any other address that any such party may designate by written notice to the other parties):

(a) if to the Company, at the address of its principal executive offices;

(b) if to a Manager, at such Manager's address as provided to the Company; and

(c) if to a Member, at such Member's address as provided to the Company.

Any such notice shall, if delivered personally, be deemed received upon delivery; shall, if delivered by certified mail, be deemed received upon the earlier of actual receipt thereof or three (3) business days after the date of deposit in the United States mail, as the case may be; and shall, if delivered by nationally recognized overnight delivery service, be deemed received the first business day after the date of deposit with the delivery service. Notices may also be provided to the Members by e-mail, when addressed to the Member at such Member's e-mail address as it appears on the records of the Company and receipt is confirmed by reasonable evidence. Any such notice provided by e-mail shall be deemed received upon receipt of e-mail confirmation, whether directly from response from the Member or automatic confirmation of receipt. Whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Board or Members need be specified in the waiver of notice of the meeting.

Section 13.2 **Governing Law; Severability.**

(a) THIS AGREEMENT AND THE RIGHTS AND DUTIES HEREUNDER OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts located in Houston, Harris County, Texas, and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party hereby irrevocably agrees that all claims in

respect of such dispute or proceeding may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. This consent to jurisdiction is being given solely for purposes of this Agreement and is not intended to, and shall not, confer consent to jurisdiction with respect to any other dispute in which a party to this Agreement may become involved. Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding of the nature specified in this subsection (b) by the mailing of a copy thereof in the manner specified in Section 13.1. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(c) In the event of a direct conflict between the provisions of this Agreement and (i) any provision of the Certificate or (ii) any mandatory, non-waivable provision of the TBOC, such provision of the Certificate or the TBOC shall control. If any provision of the TBOC provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter.

(d) If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

Section 13.3 Successors and Assigns.

This Agreement, and all the terms and provisions hereof, shall be binding upon and shall inure to the benefit of the Members and their respective legal representatives, heirs, successors, and assigns where permitted by this Agreement.

Section 13.4 Counterparts.

This Agreement may be executed in any number of counterparts and by facsimile or other means of electronically imaging a signature, each of which shall constitute an original, and all of which together shall constitute a single instrument.

Section 13.5 Amendment or Restatement; Power of Attorney.

(a) Except as provided in Section 13.5(b), this Agreement (including any Exhibit or Schedule hereto) may not be amended, modified, supplemented or restated, nor may any provisions of this Agreement be waived, without the approval or consent of seventy-five (75%) of the Units held by the Members; *provided, however*, that any amendment which impacts one or more members in a manner that is different from the other Members shall require the approval of the Member so impacted.

(b) Notwithstanding anything to the contrary herein, the Officers, at the direction of the Board, shall amend and revise Schedule 3.1 from time to time to properly reflect any changes to the information set forth therein, including to reflect the admission or withdrawal of Members permitted hereunder. Any amendment or revision to Schedule 3.1 or to the Company's records to reflect information regarding Members shall not be deemed to be an amendment to this Agreement.

Section 13.6 Representation.

The parties hereto agree that in connection with the negotiation and execution of this Agreement, BoyarMiller represented the interests of the Company and Oluwakolapo Smith, but not the individual interests of any other Member of the Company. The other Members acknowledge that they have been advised to consult with each such Member's own counsel regarding legal and tax related matters concerning this Agreement and have been afforded the opportunity to consult with counsel that such Member deems advisable in connection with the negotiation and execution of this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, this Agreement is executed by the undersigned Members as of the Effective Date.

____
OLUWAKOLAPO SMITH

____
BETHANY OYEFESO

____
MARGARET O. FUNMILAYO

SCHEDULE 3.1
TO
AMENDED AND RESTATED COMPANY AGREEMENT
OF
ALL I DO IS COOK LLC
MEMBERS

Member	**Address**	**No. of Units**	**Ownership Interest**
Oluwakolapo Smith	8506 Planters Moon Lane Richmond, Texas 77404	8500	85%
Bethany Oyefeso	8506 Planters Moon Lane Richmond, Texas 77404	1000	10%
Margaret O. Funmilayo	565 Weatherson Street, K2W 1JI, Kanata, Ontario, Canada	500	5%
	TOTALS	**10,000**	**100%**

EXHIBIT A
TO
AMENDED AND RESTATED COMPANY AGREEMENT
OF ALL I DO IS COOK LLC

DEFINED TERMS

"***Additional Capital Contributions***" shall have the meaning set forth in Section 4.3(a).

"***Additional Members***" shall have the meaning set forth in Section 9.4(a).

"***Adjusted Capital Account Deficit***" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations; and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition is intended to comply with the provisions of Regulations §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"***Affected Member***" shall have the meaning set forth in Section 9.9(a).

"***Affected Party***" shall have the meaning set forth in Section 9.10.

"***Affiliate***" means, with respect to any Person or entity, any other Person or entity directly or indirectly controlling, controlled by, or under common control with such Person or entity.

"***Agreement***" shall have the meaning set forth in the preamble to this Agreement.

"***Allocation Year***" means (i) the period beginning on the Effective Date and ending on December 31, 2019, (ii) any subsequent period beginning on January 1 and ending on the following December 31, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Net Profits, Net Losses and other items of Company income, gain, loss or deduction pursuant to ARTICLE VIII.

"***Bankrupt Member***" means a Member who or which (i) has been declared bankrupt through the issuance of an order of relief; (ii) has filed a petition in bankruptcy or for reorganization, or to effect a plan or other agreement with creditors; (iii) has any bankruptcy petition filed against such Member which is not dismissed within sixty (60) days after the initial filing thereof; (iv) has filed an answer to a creditor's petition (admitting the material allegations thereof) in bankruptcy or for reorganization or to affect a plan or other arrangement of creditors; (v) has applied to have a receiver, trustee or custodian appointed with respect to any of such

Member's assets; or (vi) appointment of a receiver for all or substantially all the assets of a Member and the failure to have such receiver discharged within sixty (60) days after appointment.

"***Board***" shall have the meaning set forth in Section 5.1(a).

"***Capital Account***" means a capital account established and maintained for each Member in accordance with Section 8.1.

"***Capital Contribution***" means as to any Member the amount of money and the Gross Asset Value of any property contributed by the Member to the Company as the Board shall accept in accordance with the provisions of this Agreement.

"***Cash Available for Distribution***" means all cash of the Company (including, without limitation cash from Company operations, any Partial Liquidation Event or Company investments) in excess of any portion of such cash that the Board, in its sole discretion, determines is necessary for reasonable reserves for debt service, projected expenditures, working capital and contingencies of the Company.

"***Code***" means the Internal Revenue Code of 1986, as amended (or any corresponding provision of succeeding law), and, to the extent applicable, the Treasury Regulations.

"***Company***" shall have the meaning set forth in the preamble to this Agreement.

"***Confidential Information***" means all confidential or proprietary information (irrespective of the form of communication) obtained by or on behalf of a Member from the Company or its representatives, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Member, (b) was available to such Member prior to disclosure to the Member by the Company or its representatives from a source not known by such Member to be prohibited by a confidentiality agreement with, or other obligation of secrecy to, the Company from providing such Member such information, (c) becomes available to the Member after disclosure by the Company or its representatives from a source other than the Company and its representatives, provided, that such source is not known by such Member to be prohibited by a confidentiality agreement with, or other obligation of secrecy to, the Company from providing such Member such information, or (d) is independently developed by or for such Member without the use of any such information received from the Company or its representatives.

"***Deemed Liquidation Event***" means any of:

(i) a merger or consolidation in which (A) the Company is a constituent party or (B) a subsidiary of the Company is a constituent party and the Company issues Units pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the Units of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity interest that represent, immediately following such merger of consolidation, at least a majority, by voting power, of the equity interest of (1) the surviving or resulting entity, or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; *provided, however,*

that any transaction or series of transactions principally for *bona fide* equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof shall not constitute a Deemed Liquidation Event; or

(ii) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, or other disposition is to a wholly-owned subsidiary of the Company.

"***Depreciation***" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable pursuant to the Code with respect to an asset for such fiscal year or other period; *provided, however,* that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such fiscal year or other period bears to such beginning adjusted tax basis; and provided further that, if the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value in accordance with generally accepted accounting principles.

"***Effective Date***" shall have the meaning set forth in the preamble to this Agreement.

"***Governmental Authority***" means any federal, state, local, or foreign government or any court, arbitral tribunal, administrative or regulatory agency, or other governmental authority, agency, or instrumentality.

"***Gross Asset Value***" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to Company shall be the gross fair market value of such asset, as determined by the Board;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account), as determined by the Board, as of the following times: (i) the acquisition of additional Units by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by Company to a Member of more than a *de minimis* amount of Company property as consideration for all or a portion of a Unit; and (iii) the liquidation of Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, and (iv) in connection with the grant of Units (other than a *de minimis* number of Units) as consideration for the provision of services to or for the benefit of Company by an existing Member acting in a capacity as Member, or by a new Member acting in a capacity as Member in anticipation of being a Member; *provided, however,* that adjustments pursuant to clauses (i), (ii) and (iv) shall be made only if the Board

reasonably determine that such an adjustment is necessary or appropriate to reflect the relative economic interests of the Members in Company. For purposes of making adjustments pursuant to this subparagraph (b), the gross fair market values of Company assets shall be determined immediately prior to the event causing such adjustment;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Board; and

(d) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 732(d), 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Sections 1.704-1(b)(2)(iv)(m) of the Treasury Regulations and subparagraph (vi) of the definition of "Net Profits" and "Net Losses" or Section 8.7(g); *provided*, *however,* that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent the Board determines that an adjustment pursuant to subparagraph (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

"***Indemnified Persons***" means each current and former Manager or Officer of the Company.

"***Involuntary Taking***" means an event whereby a Member is required, ordered or otherwise forced to convey, turnover, assign, or otherwise transfer any Units as a result of (i) a judicial order, legal process, execution or attachment, or (ii) any other involuntary transfer not otherwise provided for in this Agreement.

"***IRS***" means the U.S. Internal Revenue Service.

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a domestic, foreign or international Governmental Authority and shall include, for the avoidance of doubt, the TBOC.

"***Liquidation Event***" shall have the meaning set forth in Section 11.1(a).

"***Manager(s)***" shall have the meaning set forth in Section 5.1(a).

"***Member***" shall mean those Persons holding Units who or which are signatories to this Agreement.

"***Member Nonrecourse Debt***" shall have the meaning assigned to the term "partner nonrecourse debt" in Sections 1.704-2(b)(4) of the Treasury Regulations.

"***Member Nonrecourse Deductions***" shall have the meaning assigned to the term "partner nonrecourse deductions" in Section 1.704-2(i) of the Treasury Regulations.

"***Member Nonrecourse Debt Minimum Gain***" shall have the meaning assigned to the term "partner nonrecourse debt minimum gain" in Sections 1.704-2(i)(3) of the Treasury Regulations.

"***Minimum Gain***" shall have the meaning assigned to that term in Sections 1.704-2(d) of the Treasury Regulations.

"***Net Profits and Net Losses***" means (and "***Net Profits***" and "***Net Losses***," respectively, when used independently of each other, mean) for each Allocation Year, an amount equal to the Company's taxable income or loss for that Allocation Year, determined in accordance with Section 703(a) of the Code (with all items of income, gain, loss, or deduction required to be stated separately under Section 703(a)(1) of the Code to be included in taxable income or loss), with any adjustments that are necessary or appropriate in order that the Capital Accounts will be considered to be determined and maintained in accordance with the rules of Section 1.704-1(b), including the following adjustments (without duplication):

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing "Net Profits" or "Net Losses" under this definition shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures under Sections 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing "Net Profits" or "Net Losses" under this definition, shall be subtracted from such taxable income or loss (meaning, in the case of a loss, that the amount of the loss shall be increased);

(c) if the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) or (iii) of the definition of Gross Asset Value, the amount of the adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of that asset and shall be taken into account for purposes of computing "Net Profits" or "Net Losses";

(d) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value;

(e) in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Year;

(f) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required by Sections 1.704-(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Units, the amount of the adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing "Net Profits" or "Net Losses"; *provided*, *however*, that in lieu of the depreciation,

amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation, amortization, and other cost recovery deductions for such Allocation Year, computed in accordance with the definition of "Depreciation" and

(g) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 8.7 shall not be taken into account in computing "Net Profits" or "Net Losses".

The amounts of items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 8.7 shall be determined by applying rules analogous to those applicable pursuant to the foregoing requirements with such adjustments as the Board determines are necessary or appropriate. The distribution of an asset to one or more Members shall constitute a disposition of that asset for purposes of this definition.

"***Nonrecourse Deductions***" shall have the meaning assigned that term in Sections 1.704 2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"***Nonrecourse Liability***" shall have the meaning assigned to that term in Sections 1.704-2(b)(3) of the Treasury Regulations.

"***Officers***" shall have the meaning set forth in Section 5.7(a).

"***Ownership Percentage***" means, with respect to any Member, the number of Units held by such Member, divided by the total number of issued and outstanding Units of the Company.

"***Partial Liquidation Event***" means a Deemed Liquidation Event described in clauses (i) and (ii) of the definition of Deemed Liquidation Event in this Exhibit A where a portion of the consideration paid or payable to the Company or its Members in such Deemed Liquidation Event is (A) not fully paid upon consummation thereof, (B) deposited in escrow subject to release upon satisfaction of one or more conditions, or (C) contingent upon the occurrence of specified events.

"***Participating Purchaser***" shall have the meaning set forth in Section 9.11(a).

"***Partnership Representative***" shall have the meaning set forth in Section 10.4.

"***Permitted Transfer***" shall have the meaning set forth in Section 9.2.

"***Permitted Transferee***" shall have the meaning set forth in Section 9.2.

"***Person***" means any natural person, corporation, partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government or agency or political subdivision thereof.

"***Pro Rata Share***" means, as of the time determined, a fraction for each Member equal to the number of Units held of record by each such Member, divided by the total number of outstanding Units.

"***Purchaser***" shall have the meaning set forth in Section 9.10.

"***Representatives***" shall have the meaning set forth in Section 7.5(b).

"***Securities Act***" means the Securities Act of 1933, as amended.

"***Seller***" shall have the meaning set forth in Section 9.11(a).

"***Substituted Member***" shall have the meaning set forth in Section 9.4(a).

"***Tax Allocation Period***" means (a) each period for which an individual estimated federal income tax payment is due, and (b) each fiscal year.

"***Tax Liability Deficiency***" means with respect to each Member, the excess (if any) of (A) the product of (i) the net amount of cumulative taxable income and gain (net of losses and deductions, and in all cases excluding allocations under Section 704(c) of the Code or the Treasury Regulations thereunder) currently and previously allocated to such Member (or the Member's predecessor in interest) in accordance with Section 8.2 since the inception of Company through the end of the applicable Tax Allocation Period, and (ii) the combined (a) maximum prevailing federal income tax rate applicable to individuals and (b) the highest state and local income tax rates applicable to individuals in the State of Texas (taking into account for purposes of this clause "(ii)" the deductibility of state and local taxes for U.S. federal income tax purposes and the character of income and loss allocated as it effects the applicable tax rate), over (B) the cumulative distributions to such Member (or the Member's predecessor-in-interest) pursuant to ARTICLE VIII since the inception of Company through the end of the applicable Tax Allocation Period.

"***TBOC***" shall mean the Texas Business Organizations Code and any successor statute, as amended from time to time.

"***Transfer***" means any direct or indirect sale, exchange, transfer, assignment, pledge, encumbrance, or other disposition of a Unit.

"***Transferee***" means the recipient of a transfer of a Unit.

"***Transferor***" means the Member transferring such Member's Units.

"***Treasury Regulations***" means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Unit***" means a unit of membership interest of the Company.

EXHIBIT B

TO
AMENDED AND RESTATED COMPANY AGREEMENT
OF ALL I DO IS COOK LLC

SPOUSAL AGREEMENT

The undersigned spouse of the Member executing the Company Agreement of ALL I DO IS COOK LLC, a Texas limited liability company (the "***Company Agreement***"), is aware of, understands and consents to the provisions of the Company Agreement and its binding effect upon any community property interest or marital settlement awards he or she may now or hereafter own or receive, and agrees that the termination of his or her marital relationship with such Member for any reason shall not have the effect of removing any Units subject to the foregoing Company Agreement from the coverage thereof and that his or her awareness, understanding, consent and agreement is evidenced by his or her signature below.

____
Spouse's Signature

____
Printed Name

____
Date